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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SEC MAIL RECEIVED PROCESSING SECTION APR 11 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Patrick, Lawrence & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 White Plains Road
(No. and Street)

Tarrytown (City) NY (State) 10591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin C. Waterhouse 914-332-7238
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin Glass & Co., LLP
(Name — *if individual, state last, first, middle name*)

360 Lexington Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kevin C. Waterhouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick, Lawrence & Associates, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICK, LAWRENCE & ASSOCIATES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

Patrick, Lawrence & Associates, Inc.

Contents

Radin, Glass & Co., LLP
Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

REPORT OF INDEPENDENT AUDITORS

February 11, 2003

The Board of Directors and Stockholders
Patrick, Lawrence & Associates, Inc.
220 White Plains Road
Tarrytown, NY 10591

We have audited the accompanying statement of financial condition of Patrick, Lawrence & Associates, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholders' equity, cash flow and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patrick, Lawrence & Associates, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Radin, Glass & Co., LLP.
Certified Public Accountants

Patrick, Lawrence & Associates, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS

ASSETS		
Cash	$	403,491
Clearing deposit		50,000
Secured demand notes, shareholders		1,250,000
TOTAL ASSETS	$	1,703,491

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	6,774
Other liabilities		225,000
Subordinated liabilities		1,250,000
TOTAL LIABILITIES		1,481,774
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value, 1,000 shares authorized, 50 shares issued and outstanding		1
Additional paid-in capital		249,999
Accumulated deficit		(28,283)
TOTAL STOCKHOLDERS' EQUITY		221,717
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,703,491

See notes to financial statements.

Patrick, Lawrence & Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2002

REVENUES	$ 5,113
EXPENSES	
Communications	8,720
Printing, delivery and supplies	8,372
Other operating expenses	2,476
Professional fees	700
TOTAL EXPENSES	20,268
NET LOSS	$ (15,155)

Patrick, Lawrence & Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2002	50	$ 1	$ 249,999	$ (13,128)	$ 236,872
Net loss				(15,155)	(15,155)
Balance, December 31, 2002	50	$ 1	$ 249,999	$ (28,283)	$ 221,717

Patrick, Lawrence & Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:		
Net loss	$	(15,155)
Changes in operating assets and liabilities:		
Clearing deposit		(50,000)
Accounts payable and accrued expenses		3,774
Other liabilities		225,000
Net Increase in Cash		163,619
Cash, Beginning		239,872
Cash, Ending	$	403,491
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Taxes	$	100

See notes to financial statements

Patrick, Lawrence & Associates, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2002

Subordinated Liabilities at January 1, 2002	$	1,250,000
Increases:		
Issuance of subordinated liabilities		-
Decreases:		
Repayment of subordinated liabilities		-
Subordinated Liabilities at December 31, 2002	$	1,250,000

Patrick, Lawrence & Associates, Inc.
Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Description of Business:

Patrick, Lawrence and Associates, Inc. (the "Company") is a "S" corporation organized under the laws of New York. The Company's principal place of business is White Plains, New York and it is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed for the purpose of operating as a broker dealer and/or as an investment advisor. The Company acts as an underwriter on a firm commitment basis. As a broker, the Company acts as an agent through a clearing broker on behalf of its customers on a fully disclosed basis. The Company had no significant operations from October 13, 2000 (inception) through July 2002.

Revenue Recognition:

Revenues are recorded when the service is provided.

Income Taxes:

The Company has elected S status for Federal and New York State purposes. Accordingly, the shareholders will be responsible for those income taxes. The Company is subject to the New York State minimum tax. Temporary differences are immaterial.

Management's Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amounts reported in the balance sheet for assets and liabilities approximate fair value based on the short-term maturity of these instruments.

Clearing Deposit:

The Company has entered into an agreement with National Financial Services, which acts on behalf of the Company as the clearing agent. The agreement required a $50,000 deposit.

2. Secured Demand Notes/Subordinated Liabilities

Subordinated liabilities were contributed to the Company by the shareholders pursuant to secured demand note collateral agreements. These agreements are scheduled to mature on July 31, 2006, bear no interest and are included in meeting the Company's net capital requirements (see Note 3). Under certain conditions, the liabilities may not be discharged at their scheduled maturity date.

The related secured demand notes are adequately collateralized by cash in the amount of $225,000, which is reflected in other liabilities in the accompanying statement of financial condition, and by shares of Toronto-Dominion Bank stock. The aggregate value of the securities collateral at December 31, 2002 was $2,165,000.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for 12 months after commencing business as a broker or dealer). Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $1,471,717, which was $1,221,717 above its required net capital of $250,000.

4. Clearing Broker Indemnification

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company may enter into security sales transactions as principal. The Company also may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to monitor its market exposure and counter-party risk.

7. Related Party Transactions

The Company has an arrangement with a related party to use its office space, all necessary office equipment, furniture and supplies free of any charge while the Company occupies that office space. This related party also pays other expenses on behalf of the Company in the amount of $8,500 during the year ended December 31, 2002, which amount was not charged to the Company.

Patrick, Lawrence & Associates, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Total stockholders' equity from statement of financial condition	$	221,717
Other credits:		
Subordinated liabilities		1,250,000
Deduction and/or charges:		
Total non-allowable assets		-
Net capital before haircuts		1,471,717
Haircuts on securities:		
Trading and investment securities:		-
Net capital	$	1,471,717
Greater of:		
Minimum net capital required - 12 1/2% total aggregate indebtedness of $6,774, pursuant to Rule 15c3-1	$	847
Minimum dollar net capital requirement of reporting broker/dealer	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	1,221,717
Items included in aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities	$	6,774
Total aggregate indebtedness	$	6,774
Ratio: aggregate indebtedness to net capital		0

Patrick, Lawrence & Associates, Inc.

Reconciliation of Net Capital Under Rule 15c3-1

December 31, 2002

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited Part II filing of Form X-17A-5

No material differences.

Patrick, Lawrence & Associates, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Patrick, Lawrence & Associates, Inc.

SUPPLEMENTAL REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

February 11, 2003

Board of Directors
Patrick, Lawrence & Associates, Inc.
Tarrytown, New York

In Planning and performing our audit of the financial statements of Patrick, Lawrence & Associates, Inc. (the "Company"), for the year ended December 31, 2002, we considered it's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).

2. We did not perform the procedures that are indicated for the quarterly securities examinations, the prompt payment for securities or the physical control as these procedures are applicable to the clearing broker.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to by material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than specified parties.

Radin, Glass & Co., LLP

Certified Public Accountants